Mail Stop 3561

May 26, 2010

William C. Rhodes, III, Chief Executive Officer
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

   Re: **AutoZone, Inc.**
     Form 10-K for the Year Ended August 29, 2009, as amended
     Filed October 26, 2009
     File No. 1-10714

Dear Mr. Rhodes:

  We have completed our review of your annual report on Form 10-K and related filings, and we have no further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director